UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
R
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated March 10, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
(“Sibanye Gold” or “the Company”)
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
DEALING IN SECURITIES
Westonaria, 7 March 2016. In compliance with paragraphs 3.63 to
3.74 of the Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr NJ Froneman, the Chief
Executive Officer of Sibanye Gold Limited has sold Performance
Shares which were granted to him on 2 January 2013 (“the Grant
Date).
Performance Shares are conditionally awarded with the final
number settled after three years dependent on market and non-
market conditions being met.
Details of the transaction are set out below:
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of Performance Shares
Transaction Date 3 March 2016
Number of Shares 200 000
Class of Security Ordinary shares
Market Price per share R55.9989
Total Value R11 199 780.00
Vesting Period
The Performance Shares vest on the
third anniversary of the Grant Date.
Nature of interest Direct and Beneficial
Nature of transaction On market sale of Performance Shares
Transaction Date 4 March 2016
Number of Shares 431 608
Class of Security Ordinary shares
Market Price per share R56.6614
Total Value R24 455 513.53
Vesting Period
The Performance Shares vest on the
third anniversary of the Grant Date.
In terms of paragraph 3.6 the6 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.
ENDS
Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: March 10, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer